Jon A. Olsen Partner +1 424 436 3071 JOlsen@goodwinlaw.com	Goodwin Procter LLP 520 Broadway, Suite 500 Santa Monica, CA 90401 goodwinlaw.com +1 424 252 6400

VIA EDGAR

December 26, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel Duchovny

Re:	Sequans Communications S.A.
Amended Schedule TO-T filed December 18, 2023
Amended Schedule 13E-3 filed December 18, 2023
Filed by Renesas Electronics Europe GmbH et al.
File No. 005-86632

Ladies and Gentlemen,

On behalf of Renesas Electronics Europe GmbH (the “Purchaser”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”) dated December 21, 2023 (the “Comment Letter”), pertaining to the Purchaser’s above-referenced filings relating to the Purchaser’s tender offer (the “Tender Offer”) to acquire ordinary shares, nominal value €0.01 per share (“Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”) (including American depositary shares representing ordinary shares (“ADSs”) for a price of $0.7575 per Company Share and $3.03 per ADS (the “Offer Price”).

For your convenience, the Staff’s comment included in the Comment Letter is reproduced below in bold, followed by the Purchaser’s response thereto. Capitalized terms used in this response letter but not defined herein shall have the meanings ascribed thereto in the above-referenced filings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Comment: Please tell us how the treatment of Sequans’ several securities in several countries, as reflected in the various exhibits filed on December 18, 2023, complies with the provisions of Rule 14e-5.

Response: The Purchaser respectfully advises the Staff that each of such exhibits is a letter from Sequans to holders of outstanding equity awards in the applicable country describing the treatment of such equity awards in connection with the Tender Offer and attaching thereto the applicable agreement to be entered into by the holder with Sequans or Purchaser, as the case may be, providing for such treatment. The categories of equity awards are as follows: (i) warrants to purchase Company Shares (“Company Warrants”), (ii) options to purchase Company Shares (“Company Options”), (iii) restricted share awards (“Company RSAs”) issued pursuant to a restricted share award plan of Sequans, and which Company RSAs are not yet vested under their terms (“Unvested Company RSAs”), and (iv) Company Shares or ADSs that were, or are expected to be, issued upon the vesting of Company RSAs, but which are subject to lock-up restrictions under French law (“Unsellable Company Shares”) (collectively, the “Company Equity Awards”).

Any Company Equity Awards that are currently vested or exercisable and which may be transferred without any restrictions under applicable law are being provided the opportunity to be tendered in the Tender Offer on the same terms and timing as is being provided to all of the other shareholders of Sequans. However, certain of the Company Equity Awards are not currently permitted to be transferred, as a result of the terms thereof or other legal restrictions, and, accordingly, may not be legally tendered in the Tender Offer.

In addition, certain of the Company Equity Awards are not securities subject to the restrictions under Rule 14e-5 in connection with the Tender Offer, which prohibits the Purchaser from purchasing or arranging to purchase “any subject securities or any related securities except as part of the tender offer.” “Subject securities” is defined as “the securities or class of securities that are sought to be acquired in the transaction or that are otherwise the subject of the transaction.” “Related securities” is defined as “securities that are immediately convertible into, exchangeable for, or exercisable for subject securities.” As noted below, certain of the Company Equity Awards are neither subject securities nor related securities in connection with the Tender Offer.

Company Warrants

The letter to holders of Company Warrants and the related Warrant Cancellation and Exercise Agreement (the “Warrant Documentation”) provides a mechanism whereby such holder would exercise the vested Company Warrants held by such holder (after giving effect to any acceleration provisions applicable to such Company Warrants) that are in-the-money and tender the Ordinary Shares issuable thereunder to the Purchaser for the Offer Price. The Warrant Documentation also provides that any

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Company Warrants held by such holder that are out-of-the-money shall be cancelled as of the time of Purchaser’s acceptance and payment for Company Shares tendered in the Tender Offer (the “Offer Acceptance Time”). We note that the Warrant Documentation further provides for the treatment of outstanding unvested Company Warrants, which unvested Company Warrants are not immediately convertible into, exchangeable for, or exercisable for subject securities. Consequently, such unvested Company Warrants are neither subject securities nor related securities, and their treatment under the Tender Offer and pursuant to the Warrant Documentation is beyond the scope of the prohibitions of Rule 14e-5.

Company Options

The exercise price of all outstanding Company Options is greater than the Offer Price. Consequently, all outstanding Company Options are out-of-the-money and (assuming no vested Company Options are exercised by the holder thereof prior to expiration of the Tender Offer, which would be economically irrational) are to be cancelled in connection with the consummation of the Tender Offer. The Equity Award Cancellation Agreements and the Liquidity Agreements delivered to holders of Company Options provides for such cancellation. Please note that the holders of Company Options are nonetheless permitted to exercise the Company Options held by them (to the extent vested) and may tender the Company Shares issuable thereunder to the Purchaser in the Tender Offer.

Unvested Company RSAs

The Equity Award Cancellation Agreements and the Liquidity Agreements delivered to holders of Unvested Company RSAs address the treatment of such Unvested Company RSAs in the Tender Offer. The Unvested Company RSAs were issued under a plan pursuant to French law and are not outstanding Ordinary Shares or ADSs, nor are they, nor by their terms will they be, immediately convertible into, exchangeable for, or exercisable for subject securities prior to the Offer Acceptance Time. Accordingly, the Unvested Company RSAs are neither subject securities nor related securities, and their treatment under the Tender Offer and pursuant to the Equity Award Cancellation Agreements and the Liquidity Agreements is beyond the scope of the prohibitions of Rule 14e-5.

Unsellable Company Shares

The Purchaser acknowledges that the Unsellable Company Shares are subject securities in connection with the Tender Offer. The Unsellable Company Shares are Ordinary Shares or ADSs that were issued, or will be issued prior to the Offer Acceptance Time, upon vesting of Company RSAs held by certain employees in France, which shares remain subject to lock-up restrictions under French law through and following the Offer Acceptance Time. Although such Unsellable Company Shares are of the same class as the Ordinary Shares and the ADSs, they are subject to lock-up restrictions under French law prohibiting the transfer thereof for a period of one year following the vesting date of the Company RSAs.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

French law requires that a French holder of Company RSAs (a “French Beneficiary”) hold the Company RSAs (or the shares issued upon vesting, the “RSA Shares”) for a minimum of two years from the grant date. Pursuant to the terms of the Tender Offer, the Purchaser is offering each French Beneficiary the right to enter into a Liquidity Agreement, effective as of the Offer Acceptance Time, pursuant to which such French Beneficiary will agree to an arrangement where the Purchaser can “call” (and the individual can “put”) the RSA Shares that remain subject to such holding period as of the Offer Acceptance Time (referred to herein as the “Unsellable Company Shares”) as the applicable lock-up period lapses. The purchase price for such Unsellable Company Shares will be the Offer Price, so long as the call or the put are exercised within 14 months after the closing of the Tender Offer. Purchaser intends to exercise the call with respect to all Unsellable Company Shares prior to the end of such 14-month period.

The number of such Unsellable Company Shares represents only approximately 0.76% of the total Ordinary Shares outstanding as of December 18, 2023, on a fully-diluted basis. Such Unsellable Company Shares are held only by individuals that were Sequans employees in France at the time of grant and are subject to French tax laws.

The Purchaser respectfully submits that the proposed treatment of the Unsellable Company Shares, which provides that the holders of such securities shall have the opportunity to receive the same consideration as offered to all of the other holders of Ordinary Shares in the Tender Offer, but at a later date, is consistent with relief provided in numerous prior Staff no-action letters. In Serono S.A. (September 12, 2002), the Staff provided relief from the requirements of Rule 14e-5 with respect to concurrent U.S. and French tender offers in order to enable the French tender offer to comply with applicable French laws and regulations, as well as relief from the then-applicable 20 business day limit on the duration of the subsequent offering period under Rule 14d-11. Indeed, the SEC acknowledged the conflict of such limit with foreign rules in its adopting release for amendments to Rule 14d-11 in October 2008 that eliminated such limit. 73 FR 60064. Similarly, the Purchaser seeks to indirectly extend the ability to provide the same consideration to the holders of Unsellable Company Shares, who are a very small portion of the overall equity holders of Sequans, until the expiration of the French statutory lock-up period by permitting such holders to exchange their Unsellable Company Shares for an instrument that will provide them with the right to receive the same consideration as will be paid to holders of Ordinary Shares in the Tender Offer, but with receipt of such consideration at the expiration of such lockup period. See also Koninklijke Ahold N.V. (September 10, 2002) (concurrent U.S. and Chilean tender offers with the same economic terms and the only material difference between such offers being the timing thereof) and Banco Bilbao Vizcaya Argentaria, S.A. (April 17, 2001) (concurrent U.S. and Argentine tender offers with the same economic terms and the only material difference between such offers being the timing thereof).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

*****

Please contact the undersigned at (424) 436-3071 or via email at jolsen@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Jon A. Olsen
Jon A. Olsen
Goodwin Procter LLP

cc:	Jean A. Lee, Goodwin Procter LLP

Jeffrey A. Letalien, Goodwin Procter LLP

Brett Cooper, Orrick, Herrington & Sutcliffe LLP